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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                       PURSUANT TO RULE 13a-16a OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934



For the Month of May, 2002

ALTAREX CORP.
(Exact name of Registrant as specified in its charter)

610 LINCOLN STREET
WALTHAM, MA, USA 02451
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X       Form 40-F
          ------               -------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes               No   X
    -----            ----

AltaRex Corp. (the "Company") is hereby filing its Interim Report to Shareholders for the Three Month Period Ended March 31, 2002. The full text of the Interim Report for the Three Month Period Ended March 31, 2002 is filed as
Exhibit 99.1 to this report on Form 6-K and is incorporated herein by reference.

                                INDEX TO EXHIBITS

EXHIBIT NO.                        DESCRIPTION
-----------                        -----------
99.1 Interim Report to Shareholders for the Three Month Period Ended March 31, 2002.

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     Pursuant to the requirements of the Securities Exchange Act of 1934, the
Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        ALTAREX CORP.

                                        By: /s/ Richard E. Bagley
                                           ------------------------------

                                        Name: Richard E. Bagley

                                        Title: President and
                                               Chief Executive Officer

                                        Date: May 29, 2002